APTORUM

Facilitating Life Science Innovations to Serve Unmet Medical Needs

CORPORATE PRESENTATION



NASDAQ GLOBAL MARKET: APM

DISCLAIMER

Certain information included in this presentation and other statements or materials published by Aptorum Group Limited (the “Company”) are not historical facts but are forward-looking statements.

These forward-looking statements refer in particular to the Company's management's business strategies, its expansion and growth of operations, future events, trends or objectives and expectations, which are naturally subject to risks and contingencies that may lead to actual results materially differing from those explicitly or implicitly included in these statements. Forward-looking statements speak only as of the date of this presentation and, subject to any legal requirement, the Company does not undertake to update or revise the forward-looking statements that may be presented in this document to reflect new information, future events or for any other reason and any opinion expressed in this presentation is subject to change without notice. Such forward looking statements are for illustrative purposes only. Forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the Company. These risks and uncertainties include among other things, the uncertainties inherent in research and development of new products, including future clinical trial results and analysis of clinical data (including post-marketing data), decisions by regulatory authorities, such as the Food and Drug Administration or the European Medicines Agency, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates.

This presentation does not constitute an offer to sell or solicitation of an offer to buy securities of the Company. This presentation accordingly does not contain the information that would be required in a prospectus or offering memorandum intended to be distributed to persons in an offering of securities of the Company.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM



Aptorum Group (Nasdaq: APM) is a biopharmaceutical company focused on development of novel therapeutics for unmet medical needs, with a current market capitalization of over USD 400 million

Over 15 therapeutic candidates under development in areas including infectious diseases, gastrointestinal microbiome, drug repurposing for orphan diseases and amongst others

3 therapeutic candidates expected to reach clinical phases over Q2 - Q4 2020. Lead programs for the treatment of (i) *S. aureus* (incl MRSA) infections, (ii) obesity, (iii) neuroblastoma

3 major pillars of drug discovery platforms: (i) targeting bacterial infections using an anti-viruluence (non-bactericidal) approach (ii) targeting over 70 potential therapeutic targets via the modulation of the chemical signaling of gut microbiota, and (iii) deploying computational and high throughput screening of FDA approved therapeutics against over 7,000 potential orphan cancer targets

Over 40 staff, clinical advisors and consultants with vast experience in drug development and clinical trials including US FDA, EMA and NMPA (formerly known as CFDA) purposes

Clinical trials and development sites based in North America and Asia

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

TEAM

Leadership



MR. IAN HUEN

Founder, Chief Executive Officer and Executive Director

- Over 15 years in global asset management
- US healthcare equity research analyst at Janus Henderson Group
- Trustee board member of Dr. Stanley Ho Medical Development Foundation
- CFA, Princeton University, U.S. (Econ)



MR. DARREN LUI

President, Chief Business Officer and Executive Director

- Over 13 years in global capital market
- Extensive exposure in UK, Singapore, US, etc.
- ICAS, CFA & Associate of Chartered Institute of Securities & Investments (UK)
- First-Class Honors from Imperial College (Biochemistry)



DR. CLARK CHENG

Chief Medical Officer and Executive Director

- Almost 10 years working in Raffles Medical Group as Operations Director and Deputy General Manager
- Received medical training at the University College London in 2005 & obtained membership of the Royal College of Surgeons of Edinburgh in 2009
- MBA, University of Iowa, U.S.



MISS SABRINA KHAN

Chief Financial Officer

- Almost 10 years serving US & Asian healthcare companies
- Extensive experience in business development, restructuring, US & Asian IPO, and M&A deals
- Solid accounting experience gained from Big 4
- Advanced China Certified Taxation Consultant
- CPA, University of Hong Kong (BBA(Acc & Fin))



DR. THOMAS LEE WAI YIP

Head of Research and Development

- Former Assistant Professor at The Chinese University of Hong Kong (CUHK) specialized in drug delivery and formulation development
- 10 years from Novartis & Celgene
- B.Pharm.(Hons), CUHK; Ph.D. in Pharmaceutical Sciences (Drug Delivery), the University of Wisconsin-Madison



DR. ANGEL NG SIU YAN

Chief Operating Officer

- Research Officer cum Project Manager at The University of Hong Kong (HKU) towards cadaveric trial for a novel soft robotics medical device
- Former Project Manager at Hong Kong Science & Technology Parks Corporation and CUHK
- B.Sc (Hons), HKU; M.Sc in Composite Materials, Imperial College London; Ph.D. in Mechanical Engineering, HKU

Independent Non-Executive Directors



PROFESSOR DOUGLAS ARNER

Independent Non-Executive Director

Kerry Holdings Professor in Law, HKU



DR. JUSTIN WU

Independent Non-Executive Director

COO of CUHK Medical Centre



DR. MIRKO SCHERER

Independent Non-Executive Director

CEO of CoFes China



MR. CHARLES BATHURST

Independent Non-Executive Director

Founder of Summerhill Advisors Limited

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

Pharmaceutical Development Team



DR. KWOK CHOW
Canada Based Development Team and Advisor

- President of Covar Pharmaceuticals Inc. and Power Pharma Coating Inc
- Former Senior Director at Global PDS Technology and Alliances at Patheon Inc.
- Formerly employed at Glaxo
- B.S. in Pharmacy, the University of Minnesota; Ph.D. in Industrial Pharmacy, the University of Toronto



MR. AUSTIN FREEDMAN
Canada Based Development Team and Advisor

- Executive Director of Pharmaceutical Development at Covar Pharmaceuticals Inc.
- Formerly employed at Glaxo, Apotex and Patheon
- Member of the Royal Pharmaceutical Society
- B.Pharm. (Hons.), the University of London



DR. HERMAN LAM
Canada Based Development Team and Advisor

- Director of Analytical Development at Covar Pharmaceuticals Inc.
- CEO of Powder Coating Pharma, Inc.
- Former Principle Investigator at Glaxosmithkline
- B.Sc. in Chemistry, the University of Toronto; Ph.D. in Chemistry, York University, Canada.



DR. MARY MAZUR MELNYK
Canada Based Development Team and Advisor

- Regulatory Consultant
- M.Sc. in Medical Sciences/ cell and Microbiology, McMaster University; Ph.D. in Molecular Biology/ Biochemistry/Toxicology, York University, U.S.



DR. ALBERT CHOW
Chief Executive Officer & Executive Director at Aptorum Pharmaceutical Development Ltd.

- Former professor at School of Pharmacy, CUHK
- Former independent Non-Executive Director, Jacobson Pharma Group
- M.Sc. in Pharmaceutical Chemistry, and Ph.D. in Physical Pharmaceutics, University of Toronto



DR. JOHN LI
Associate Director

MChem, The University of Sheffield; Ph.D. in Organic Chemistry, The University of Leeds



DR. DANIEL POON
Senior Technical Manager

B.Sc in Chemistry, HKUST; Ph.D. in Pharmacy, CUHK



DR. YANNY CHAN
Senior Scientist (Pharmaceutics)

M.Sc. in Materials Science and Nanotechnology, and Ph.D. in Biology and Chemistry, City University of Hong Kong



DR. SOPHIA TSANG
Senior Scientist (Chemistry)

B.Sc (Hons) in Chemistry, The University of Auckland; Ph.D. in Organic Chemistry, The University of Auckland

Clinical Advisor



DR. NISHANT AGRAWAL
Senior Clinical Advisor

Professor of Surgery, School of Medicine, University of Chicago



DR. HENRY CHAN LIK YUEN
Senior Advisor

Associate Dean, Faculty of Medicine, CUHK



DR. PHILIP W.Y. CHIU
Senior Advisor

Professor, Department of Surgery, Institute of Digestive Disease, CUHK



DR. VINCENT MOK CHUNG TONG
Senior Advisor

Head of Division of Neurology, Dept of Medicine & Therapeutics, CUHK

Consultants, Advisors and Principal Investigators



DR. KEITH CHAN
Consultant

- Adjunct professor and advisor at the Research Center for Drug Discovery, National Yang Ming University in Taipei;
- Former Division Director of Office of Generic Drugs, US FDA
- Co-founder of Globomax LLC
- Formerly employed at Ciba-Geigy



DR. LAWRENCE BAUM
Senior Scientific Advisor

Hon. Asso. Professor, Department of Psychiatry, The University of Hong Kong



DR. FRANCIS SZELE
Senior Scientific Advisor

Asso. Professor, Department of Physiology, Anatomy & Genetics, University of Oxford; Asst. Professor, Subventricular Zone, Northwestern University; Ph.D. in Biology, The University of Pennsylvania, U.S.



DR. RICHARD KAO
Principal Investigator

Asso. Professor, Department of Microbiology, The University of Hong Kong

Technology assessment committee



DR. KENNY YU KWOK HEI
Scientific Assessment Committee Member

Research Associate, Tabar Lab, Memorial Sloan Kettering Cancer Center, New York City, New York, USA



DR. KA-WAI KWOK
Scientific Assessment Committee Member

Asst. Professor, Department of Mechanical Engineering, The University of Hong Kong



DR. JASON Y. K. CHAN
Scientific Assessment Committee Member

Asst. Professor, Department of Otorhinolaryngology, CUHK



DR. OWEN KO HO
Scientific Assessment Committee Member

Asst. Professor, Department of Medicine and Therapeutics, CUHK



DR. SUNNY WONG HEI
Scientific Assessment Committee Member

Asst. Professor, Department of Medicine and Therapeutics, CUHK



DR. WILLIAM WU KA KEI
Scientific Assessment Committee Member

Asso. Professor, Department of Anaesthesia and Intensive Care, CUHK

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM'S 3 core pillars of therapeutic discovery and development, focused on novel therapeutics for unmet medical needs

Ever expanding universe of proprietary intellectual property in relation to our pipeline products



ACTICULE
Anti-virulence (non-bactericidal) approach to infectious diseases
APTORUM
CLAVES
Pioneering druggable platform in gastrointestinal microbiome
SMART-ACT™
Accelerating drug development for orphan diseases via systematic drug repurposing

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

PROJECT PORTFOLIO (3 MAJOR PILLARS)

Lead Projects | Other Candidates | Device Candidates | Projected timeline

Pillar 1 : Acticule (ALS series) – Infectious diseases

Small molecule, anti-virulence and non-bactericidal approach — IND — NDA

Program		Discovery	Lead optimization	IND enabling	Phase I	PhII/III based on LPAD pathway*
ALS-4	Anti *S. aureus* (including MRSA)	→	→	oral formulation → Q3 2019	Q1/2 2020 (Hybrid study -volunteers + patients -initial efficacy readout)	
ALS-2	Gram+ bacteria	→	→			
ALS-3	Gram+ bacteria	→	→			
ALS-1	Anti influenza A	→	→	Q4 2020		

*ALS-4's eligibility for the LPAD pathway is subject to the FDA's approval. Targeting other indications in Phase II may affect our valuation. QIDP status can be applied once we identify an indication.

Pillar 2 : Claves (CLS series) - Microbiota

Large molecule approach. Over 70 targets / indications — IND — NDA

Program		Discovery	Lead optimization	IND enabling	Phase I	PhII/III
CLS-1	Obesity	→	→ Q4 2019	Q2 2020	Q4 2020	
CLS-2	To be disclosed	→				
CLS-3	To be disclosed	→				

Pillar 3 : SMART-ACT™ – Orphan diseases drug repurposing platform

Over 7,000 orphan diseases to be screened in the next 5 years — SMARTPHARMA — 505b(2) filing**

Program		Computational discovery	*In vitro* validation (Preclinical)	*In vivo* validation (Preclinical)	IP filing and preparation of regulatory submission	PhII/III with limited population**
SACT-1	Neuroblastoma	→	→	Q4 2019	Q1 2020	ready for clinical trial Q2/Q3 2020
SACT-2	To be disclosed	→				
SACT-3	To be disclosed	→				

** Subject to FDA's approval.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

Program	Modality	Indication	Formulation	Commercialisation
DOI (NLS-2)	Supplement	Menopausal symptoms		Q1 2020

Program	Modality	Indication	Discovery	Lead optimization
NLS-1	Small molecule	Endometriosis		
VLS-2	Small molecule	Alzheimer's & Parkinson's disease		
SPLS-1	Small molecule	Liver cancer		

Program	Modality	Indication	Lab-based phantom trial	Animal trial
SLS-1	Robotic catheter platform for intra-operative MRI-guided cardiac catheterization	Heart rhythm disorders		

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.



ALS-4

A small molecule anti-virulence (non-bactericidal) drug for the treatment of infections caused by *Staphylococcus aureus* including MRSA. It disarms the bacteria by inhibition of the production of staphyloxanthin, the golden pigment covering the bacteria, which makes it resistant to attack from reactive oxygen species (ROS) employed by phagocytic cells and neutrophils. Without the pigment, the bacteria are highly susceptible to host immune clearance.

Population affected:

53 million people worldwide carry MRSA[i].

For example, in U.S., ~126,000 hospitalizations are due to MRSA yearly, where severe infections occur in ~94,000 people each year and are associated with ~19,000 deaths[ii].

Market Size:

Global Market Size in 2016:
USD 2.97 billion[iii].

Expected Global Market Size by 2025:
USD 3.91 billion[iii].

i. Roche Annual report 2017, https://www.roche.com/dam/jcr:78519d71-10af-4e02-b490-7b4648a5edb8/en/ar17e.pdf; ii. emedicinehealth: MRSA https://www.emedicinehealth.com/mrsa_infection/article_em.htm#how_common_is_mrsa iii. Healthcare Drive: Global Methicillin-resistant *Staphylococcus Aureus* (MRSA) Drugs Market Analysis and Forecast Predictions, https://www.healthcaredive.com/press-release/20180405-global-methicillin-resistant-staphylococcus-aureus-mrsa-drugs-market-anal/



CLS-1

A macromolecule that modulates the chemical signaling of gut microbiota for the treatment of obesity. CLS-1 is an orally administered non-absorbable macromolecule that binds a metabolite excreted by gut microbiota with high affinity and specificity. In this way, the absorption of this particular metabolite, which is linked to obesity, can be inhibited.

Population affected:

Obesity is known to be a major worldwide public health problem that affects more than 1.9 billion adults in 2018, which means 39% of adults are considered obesity and overweight[i].

By 2025, global obesity prevalence will reach 18% in men and surpass 21% in women; severe obesity will surpass 6% in men and 9% in women[i] .

Market Size:

Global Market Size in 2018:
USD 6.14 billion[ii].

Expected Global Market Size by 2026:
USD 9.9 billion[ii].

i. The Gut Microbiome Profile in Obesity: A Systematic Review, https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5933040; ii. Obesity Treatment Market To Reach USD 19.90 Billion By 2026, https://www.globenewswire.com/news-release/2019/06/06/1865530/0/en/Obesity-Treatment-Market-To-Reach-USD-19-90-Billion-By-2026-Reports-And-Data.html



SACT-1

Small molecule repurposed drugs targeting three important therapeutic target proteins related to poor prognosis of neuroblastoma.

Population affected:

In the US, approximately 700 children and adolescents younger than 20 years of age are diagnosed with tumors of the sympathetic nervous system each year, of which approximately 650 are neuroblastomas[i].

The incidence of neuroblastoma is 10.2 cases per million children under 15 years of age[ii].

Neuroblastoma accounts for approximately 15% of all cancer-related deaths in the pediatric population[ii].

Market Size:

Global Market Size in 2017:
USD 2.6 billion[iii].

Expected Global Market Size by 2023:
approx. USD 3.23 billion[iii]
(at CAGR of 3.7%)

i. Cancer Incidence and Survival among Children and Adolescents: United States SEER Program: 1975-1995, https://seer.cancer.gov/archive/publications/childhood/childhood-monograph.pdf; ii. Neuroblastoma, https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3668791; iii. Neuroblastoma Market Global Industry Perspective, Comprehensive Analysis, Size, Share, Growth, Trends, and Forecast 2019 – 2023, https://www.medgadget.com/2019/06/neuroblastoma-market-global-industry-perspective-comprehensive-analysis-size-share-growth-trends-and-forecast-2019-2023.html

All conclusory statements on this slide are based on Aptorum's internal tests/experimentation and has not yet been verified by clinical trials or third party testing.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM



ALS-1

A small molecule that targets nucleoproteins for the treatment of infections caused by Influenza A. Influenza A nucleoprotein is an essential protein for the proliferation of the influenza virus. ALS-1 causes the aggregation of nucleoprotein and this prevents the aggregated nucleoprotein from entering the nucleus and triggers the replication of the virus.

Population affected:

Annual epidemics estimated to result in ~3-5 million cases of serious influenza infections, causing about 290,000-650,000 deaths each year[i], around 50-80% of influenza infections are type A[ii].

Market Size:

Global Market Size in 2016: USD 0.60 billion[iii].

Expected Global Market Size by 2025: USD 1.2 billion[iii].

i. WHO: Influenza (Seasonal), http://www.who.int/en/news-room/fact-sheets/detail/influenza-(seasonal); ii. WHO Global circulation of influenza viruses, http://apps.who.int/flumart/Default?ReportNo=6;
iii Bloomberg: New Drugs Are Coming to Fight Nasty Flu Seasons (9 Feb 2018), https://www.bloomberg.com/news/articles/2018-02-08/flu-relief-is-coming-as-successors-to-aging-tamiflu-near-market



NLS-1

An anti-angiogenic small molecule derived from green tea for non-hormonal treatment of endometriosis. NLS-1 inhibits the formation of blood vessels resulting in inhibition of development, growth, angiogenesis of endometriosis.

Population affected:

~176 million women globally (≈1 in 10 women during their reproductive years)[i].

~30-40% of women with endometriosis are subject to risk of infertility and may develop complications during pregnancy[ii].

Market Size:

Market Size in 2015: USD 1.72 billion (across the 7 major countries)[iii].

Expected Market Size by 2025: just over USD 2 billion (across the 7 major countries)[iii].

i. Endometriosis.org: Facts about endometriosis, http://endometriosis.org/resources/articles/facts-about-endometriosis; ii. Washington University Physicians, "Endometriosis", https://fertility.wustl.edu/getting-started-infertility/infertility-factors/endometriosis, J. Fisher M. Kirkman, "Endometriosis and fertility: women's accounts of healthcare", Human Reproduction, Volume 31, Issue 3, March 1, 2016, Pages 554–562, January 11, 2016, https://doi.org/10.1093/humrep/dev337;
iii. R&D: Endometriosis Market Expected to Surpass $2 Billion by 2025 (11 Nov 2016) – By Global Data. List of 7 major countries: the US, France, Germany, Italy, Spain, the UK and Japan, https://www.rdmag.com/news/2016/11/endometriosis-market-expected-surpass-2-billion-2025



NLS-2

A natural supplement derived from Chinese yam for the relief of menopausal symptoms. NLS-2 was shown to stimulate estradiol biosynthesis and induce estradiol and progesterone secretion. It counteracts the progression of osteoporosis and augment bone mineral density; and improve cognitive functioning.

Population affected:

1.2 billion postmenopausal women projected by the year 2030[i].

85% of postmenopausal women experience menopause-related symptoms in their lifetime[ii].

Market Size:

Global Market Size in 2019: USD 17.1 billion[iii].

Expected Global Market Size by 2025: USD 50.1 billion[iii].

i. Cancer Incidence and Survival among Children and Adolescents: United States SEER Program: 1975-1995, https://seer.cancer.gov/archive/publications/childhood/childhood-monograph.pdf; ii. Neuroblastoma, https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3668791; iii. Neuroblastoma Market Global Industry Perspective, Comprehensive Analysis, Size, Share, Growth, Trends, and Forecast 2019 – 2023, https://www.medgadget.com/2019/06/neuroblastoma-market-global-industry-perspective-comprehensive-analysis-size-share-growth-trends-and-forecast-2019-2023.html

All conclusory statements on this slide are based on Aptorum's internal tests/experimentation and has not yet been verified by clinical trials or third party testing.

APTORUM FOCUSES ON UNMET MEDICAL NEEDS AND ORPHAN DISEASES

	Unmet medical needs	Orphan (rare) diseases
FDA criteria	"Filling an unmet medical need is defined as providing a therapy where none exists or providing a therapy which may be potentially better than available therapy"[1]	"defined as those intended for the safe and effective treatment, diagnosis or prevention of rare diseases/disorders that affect fewer than 200,000 people in the U.S., or that affect more than 200,000 persons but are not expected to recover the costs of developing and marketing a treatment drug"[2]
Estimated number of cases	Not limited as filing an unmet medical need to the FDA include therapeutics which may be potentially better than available therapy[1]	· An estimated 7,000 orphan diseases[3] · An estimated 25-30 million[3] people in the US are living with an orphan disease[3]
Regulatory incentives	Include Breakthrough Therapy[4] and Fast Track[1] designations in the U.S.; Sakigake designation in Japan[5]; and Priority Medicines (PRIME) scheme[6], accelerated assessment[7], and conditional marketing authorization[8] in Europe **A drug that receives FDA Fast Track designation is eligible for:** · More frequent meetings and communication with FDA[1] · Eligibility for Accelerated Approval and Priority Review[1] · Rolling Review for BLA or NDA[1]	**FDA's Orphan Drug Designation Program and Orphan Products Grant Program provides the following incentives[9,10]:** • Phase I clinical investigations may receive up to $200,000 per year for up to three years and Phase II and Phase III clinical investigations, may receive up to $400,000 of total costs per year for up to four years • Exclusivity – The first sponsor of a designated orphan drug to obtain FDA marketing approval for the designated rare disease or condition receives seven years of marketing exclusivity • Tax credit – A sponsor may claim as tax credits half of the qualified clinical research costs for a designated orphan product • Waiver of Prescription Drug User Fees – The sponsor's fee as prescribed by the Prescription Drug User Fee Act (PDUFA Fees) at the time of submitting a marketing application to FDA are waived for a designated product
Aptorum's strategic angle	• Aptorum's focus on unmet medical needs and orphan diseases strategically position ourselves to exploit untapped markets without fierce competition • Aptorum's team has expertise and drug development experience in orphan diseases and unmet medical needs • Fast to market as a result of accelerated regulatory approval processes	

1. https://www.fda.gov/patients/fast-track-breakthrough-therapy-accelerated-approval-priority-review/fast-track; 2. https://www.fda.gov/about-fda/office-special-medical-programs/office-orphan-products-development; 3. https://rarediseases.info.nih.gov/diseases/pages/31/faqs-about-rare-diseases; 4. https://www.fda.gov/patients/fast-track-breakthrough-therapy-accelerated-approval-priority-review/breakthrough-therapy; 5. https://www.mhlw.go.jp/english/policy/health-medical/pharmaceuticals/140729-01.html; 6. https://www.ema.europa.eu/human-regulatory/research-development/prime-priority-medicines; 7. https://www.ema.europa.eu/en/human-regulatory/marketing-authorisation/accelerated-assessment; 8. https://www.ema.europa.eu/human-regulatory/marketing-authorisation/conditional-marketing-authorisation; 9. https://www.fda.gov/industry/developing-products-rare-diseases-conditions/fda-rare-disease-day-february-28-2011. Data from 2011, may have since been updated or changed by the FDA; 10. https://www.fda.gov/about-fda/office-special-medical-programs/office-orphan-products-development.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

Facilitating Life Science Innovations to Serve Unmet Medical Needs

ACTICULE PROJECTS – INFECTIOUS DISEASE



EXECUTIVE SUMMARY: ACTICULE PROJECTS

ALS-4

- Aptorum's lead program ALS-4 is an anti-virulent, non-bactericidal drug candidate for *Staphylococcus aureus* infections including MRSA[1]
- Unlike all major treatments on the market[2], ALS-4 relies on an anti-virulent non-bactericidal approach[1], potentially reducing significant risks of developing *S. aureus* resistance
- IND-enabling studies commenced in Q2 2019, Targeting IND submission by Q1/2 2020
- Upon IND approval, a hybrid Phase I clinical study to commence in 2020 in North America to obtain preliminary efficacy readout
- Targeting to submit written request for approval under the newly established LPAD regulatory pathway (Limited Population Pathway for Antibacterial and Antifungal Drugs), to expedite marketing approval and commercialization

ALS-1

- A unique antiviral therapeutic against Influenza A that has a more upstream target than Tamiflu which is shown to be more effective *in vitro*[1]
- Viral resistance to Tamiflu and other neuraminidase inhibitors has risen rapidly in recent years[3]
- ALS-1 has a distinct mechanism of action compared with Tamiflu and Xofluza[1,4]

ALS-2 / ALS-3

- Additional novel anti-virulent, non-bactericidal approach therapeutics targeting Gram-positive bacteria[1]
- In discovery/lead optimization stage and generating good traction towards doing IND-enabling studies[1]

1. Based on Aptorum's internal tests/experimentation and has not yet been verified by clinical trials or third party testing; 2. P T. 2016 Feb; 41(2): 126–128; 3. Influenza Antiviral Medications: Summary for Clinicians. CDC. https://www.cdc.gov/flu/professionals/antivirals/summary-clinicians.htm; 4. Nat Biotechnol. 2010 Jun;28(6):600-5

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

MARKET SIZE

30%
Mortality rate of patients with *S. aureus* bacteremia[1]

USD2.9bn
Value of the global MRSA drugs market in 2016[2]

3.2%
CAGR global MRSA drugs market (2017-2025)[2]

RECENT DEALS IN INFECTIOUS DISEASE

- In 2014, Merck's acquisition of Cubist Pharmaceuticals, a large developer of antibiotics, for USD 8.4bn[3]
- In 2018, Roivant's licensing of Intron's Phase II asset for USD 667.5m in upfront and milestone payments[4]

1. Clin Microbiol Rev. 2012 Apr;25(2):362-86; 2. "Methicillin-resistant *Staphylococcus Aureus* (MRSA) Drugs Market - Global Industry Analysis, Size, Share, Growth, Trends, and Forecast, 2017-2025" (2018). Transparency market research; 3. https://dealbook.nytimes.com/2014/12/08/merck-agrees-to-acquire-drug-maker-cubist-for-9-5-billion/; 4. https://www.prnewswire.com/news-releases/roivant-sciences-and-intron-bio-sign-licensing-deal-for-novel-anti-superbugs-biologic-sal200-300753307.html

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

Frequently prescribed antibiotics for MRSA infections[1]

Product (Company)	Antibiotic Class	Indication(s)	RoA	Dosw	Cost of Treatment (duration)	Notes
Vancomycin (Generic)	Glycopeptide	Severe infections caused by MRSA	IV / oral*	2g/day	USD 101-144 (7-10 days)	• **Currently, the most frequently prescribed** antibiotic for MRSA-suspected infections[1,2] • In Clinical use for >60 years[3], **vancomycin-resistant *S. aureus* (VRSA) was first discovered in 2002**[4]
Daptomycin (Merck)	Lipopeptide	ABSSSI, S. aureus bacteremia	IV	4-6mg/kg/day	USD 6,736-23,710[5] (14-42 days)	• In clinical use since 2003[6] • **Daptomycin resistance described in *S. aureus* as early as 2006**[7]
Linezolid (Pfizer)	Oxazolidinone	ABSSSI, CABP, HABP, uSSSI	IV / oral	0.8-1.2g/day	IV: USD 1,920-5,376 Oral: USD 2,978-11,429 (10-14 days)	• In clinical use since 2003[8]. Entirely synthetic, not expected to develop clinical resistance[9] • **Linezolid resistance encountered clinically since 2010**[9]
Ceftaroline fosamil (Actavis)	Cephalosporin	ABSSSI, CABP	IV	1.2g/day	USD 1,831-5,127 (5-14 days)	• In clinical use since 2010[10] • **Ceftaroline resistance encountered clinically since 2016**[11]
Tigecycline (Pfizer)	Glycycycline	ABSSSI, CABP, CIAI	IV	0.1-0.2mg/day	USD 1,888-4,977 (5-14 days)	• In clinical use since 2005[12] • **Tigecycline resistance encountered clinically in developing countries since 2017**[13,14]
Televancin (Theravance Biopharma)	Lipoglycopeptide	ABSSSI, HABP, VABP	IV	10mg/kg/day	USD 3,002-10,568 (7-21 days)	• In clinical use since 2009[15] • **Vancomycin resistance leads to a 4-8x increase in telavancin MIC** (minimum inhibitory concentration)[16]

ABSSSI: acute bacterial skin and skin structure infection; CABP: community-acquired bacterial pneumonia; HABP: hospital-acquired bacterial pneumonia; CIAI: complicated intra-abdominal infection; VABP: ventilator-associated bacterial pneumonia;
* Only for intestinal infections;

1. Reproduced from "Companies Take Aim at MRSA Infections" P T. 2016 Feb; 41(2): 126–128; 2. Clin Infect Dis. 2011 Feb 1;52(3):e18-55; 3. Clin Infect Dis. 2006 Jan 1;42 Suppl 1:S5-12; 4. Centers for Disease Control and Prevention. https://www.cdc.gov/hai/settings/lab/vrsa_lab_search_containment.html; 5. Cost of treatment of Daptomycin for *S. aureus* bacteremia at a dosage of 6mg/kg; 6. FDA. https://www.accessdata.fda.gov/drugsatfda_docs/nda/2003/21-572_Cubicin.cfm; 7. Int J Antimicrob Agents. 2006 Oct;28(4):280-7; 8. FDA. https://www.accessdata.fda.gov/drugsatfda_docs/nda/2002/21-130s003_21131s003_21132s003_ZyvoxTOC.cfm; 9. Pharmaceuticals (Basel). 2010 Jul; 3(7): 1988–2006; 10. FDA. https://www.accessdata.fda.gov/drugsatfda_docs/nda/2010/200327orig1s000toc.cfm; 11. J Antimicrob Chemother. 2016 Jun; 71(6): 1736–1738; 12. FDA. https://www.accessdata.fda.gov/drugsatfda_docs/nda/2005/21-821_Tygacil.cfm; 13. New Microbes New Infect. 2017 Sep; 19: 8–12; 14. Journal of Microbiology and Infectious Diseases 2017; 7 (4):173-177; 15.FDA. https://www.accessdata.fda.gov/drugsatfda_docs/nda/2009/022110s000TOC.cfm; 16. Clin Infect Dis. 2015 Sep 15;61 Suppl 2:S58-68.

ALS-4: ADDRESSING THE SHORTFALL OF VANCOMYCIN

VANCOMYCIN

- Generic antibiotic that is the most frequently prescribed for MRSA-suspected infections[1,2]
- After >60 years[3] of clinical use, its use against *S. aureus* is becoming limited. Vancomycin has been shown to have slow bactericidal activity, poor antistaphylococcal activity, poor tissue penetration, and high rates of infection relapse[4,5,6,7,8,9]
- The shortcomings of vancomycin has been compounded since the discovery of vancomycin-resistant *S. aureus* (VRSA) in 2002[10]
- Vancomycin is not orally bioavailable and must be administered intravenously in order to treat systemic infections[11,12]. Oral vancomycin is only effective for treating local intestinal infections. Therefore, for MRSA-suspected infections oral vancomycin is only indicated for the treatment of pseudomembranous colitis

ALS-4: POTENTIALLY A COMPLEMENTARY THERAPEUTIC TO VANCOMYCIN

- As a combination therapy to overcome the shortcomings of vancomycin
- ALS-4 can potentially complement other bactericidal antibiotics as well, therefore ALS-4 is not a direct competitor of antibiotics
- Synergistic effects of other drugs with vancomycin against MRSA has been demonstrated previously with β-lactam antibiotics and vancomycin[13]

1. Reproduced from "Companies Take Aim at MRSA Infections" P T. 2016 Feb; 41(2): 126–128; 2. Clin Infect Dis. 2011 Feb 1;52(3):e18-55; 3. Clin Infect Dis. 2006 Jan 1;42 Suppl 1:S5-12; 4. Antimicrob Agents Chemother. 2008 Jan;52(1):192-7; 5. Clin Infect Dis. 2007 Jan 15;44(2):190-6; 6. Clin Infect Dis. 2007 Sep 1;45(5):601-8; 7. J Clin Microbiol. 2011 Oct;49(10):3669-72; 8. Clin Infect Dis. 2007 Sep 15;45 Suppl 3:S191-5; 9. J Clin Microbiol. 2004 Jun;42(6):2398-402; 10. Centers for Disease Control and Prevention. https://www.cdc.gov/hai/settings/lab/vrsa_lab_search_containment.html; 11. J Infect. 2018 Dec;77(6):489-495; 12. StatPearls [Internet]. Treasure Island (FL): StatPearls Publishing; 2019-2018 Nov 18; 13. J Clin Microbiol. 2016 Mar; 54(3): 565–568

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

ALS-4: VALUE PROPOSITION

ALS-4 is uniquely poised to tackle multidrug-resistant *S. aureus*

Brilacidin (Phase II)	**Lefamulin**	**Afabicin** (Phase II)
Delafloxacin	**Omadacycline**	**Exebacase** (Phase II)

Prone to resistance

- Bactericidal reagents creates strong selective pressure for resistance
- Antibiotics/bactericides leaked into the ecosystem creates a continuous selective pressure for bacterial resistance

Symbiotics© Treatment

(Gene therapy for bacteria to inactivate antibiotic sensitivity)

Likely extremely costly

- *S. aureus* has a doubling time of 30 minutes[1]. To perform efficient gene therapy on bacteria will likely be prohibited by cost
- Can only design therapy for known antibiotic resistant mechanisms

APTORUM

ALS-4

(Anti-virulent drug candidate)

Not prone to resistance

- **Disables bacterial virulence** to facilitate host immune clearance
- **Not bactericidal on its own**, if exposed to the ecosystem the selective pressure to develop resistance is less significant
- Oral formulation opens up ALS-4 to the preventive market and maintenance therapy. **Mainstay of current antibiotic treatments have no oral form for systemic infection**
- Does not directly compete with antibiotics

Todar's online textbook of bacteriology: http://textbookofbacteriology.net/growth_3.html

The description of ALS-4 and related conclusory statements on ALS-4 on this slide are based on Aptorum' s internal tests/experimentation and has not yet been verified by clinical trials or third party testing.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

ANTIBIOTIC

- Antibiotic resistance in *S. aureus* has been discovered in most prescribed antibiotics for MRSA[1]
- Broad spectrum and indiscriminate[2]
- Commonly affect normal flora, may lead to super-infection in case of drug resistance[3]

INDISCRIMINATE CLEARANCE


Antibiotics

ANTI-VIRULENCE (ALS-4)

- ✓ Not bactericidal, **potentially** less selective pressure and much less likely for bacteria to develop resistance[4,5]
- ✓ "Disarms" the bacteria by reducing pathogenicity[4,5,6]
- ✓ Bacterial clearing is mediated by host immunity[4,5]

DIRECTED AGAINST PATHOGEN


Anti-virulence

1. Refer to slide 8 for complete set of sources; 2. P T. 2016 Feb; 41(2): 126–128; 3. J Infect Dis. 2018 Jan 30;217(4):628-636; 4. Based on Aptorum's internal tests/experimentation and has not yet been verified by clinical trials or third party testing; 5. MBio. 2017 Sep 5;8(5). pii: e01224-17; 6. J Exp Med. 2005 Jul 18;202(2):209-15.

ALS-4
inhibits a key enzyme in the biosynthesis of staphyloxanthin[1]


O-P-P
IPP
FPP
O-P-P
crtM
4,4'-Diapophytoene
crtN
ALS-4
4,4'-Diapophytofluene
crtN
4,4'-Diapo-ζ-carotene
crtN
4,4'-Diaponeurosporene
crtP
4,4'-Diaponeurosporen-4-al
aldH
HO
4,4'-Diaponeurosporenoic acid
crtQ
OH
HO
HO
OH
Glucosyl-4,4'-Diaponeurosporenoic acid
crtO
HO
HO
OH
Staphyloxanthin

Figure adapted from MBio. 2017 Sep 5;8(5). pii: e01224-17.

The description of ALS-4 and related conclusory statements on ALS-4 on this slide are based on Aptorum’ s internal tests/experimentation and has not yet been verified by clinical trials or third party testing.

ALS-4
inhibits S. aureus pigment production with an IC_{50} = 20nM

DMSO Control | ALS-4



200 nM
100 nM
50 nM
25 nM
12.5 nM
6.3 nM
3.1 nM

Based on Aptorum's internal tests/experimentation and has not yet been verified by clinical trials or third party testing. Applies to all content on this slide.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

ALS-4 inhibits S. aureus pigment production with an IC_{50} = 20nM

ACUTE TREATMENT


*
8
6
4
2
0
CFU/Kidney in log scale
Vehicle
ALS-4

Compound concentration: 1 mM
Inoculum: 5×10^6 per mouse
Treatment: twice for first 7 days
First inject: 30 min after infection

DELAYED TREATMENT


Vehicle
ALS-4
8
6
4
2
0
CFU/Kidney in log scale
Vehicle
ALS-4

Compound concentration: 1 mM
Inoculum: 2×10^7 per mouse
Treatment: twice for 7 days
First inject: 11 days after infection

Based on Aptorum's internal tests/experimentation and has not yet been verified by clinical trials or third party testing. Applies to all content on this slide.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

OUR LEADING CANDIDATE ALS-4 PRESENTS A UNIQUE OPPORTUNITY TO TACKLE INFECTIOUS DISEASES

REVOLUTIONARY ANTI-VIRULENCE APPROACH

Award-winning approach to tackle a huge global unmet need: bacterial infections caused by *Staphylococcus aureus* including MRSA

EXCELLENT TRACTION TOWARDS IND FILING

Good progress on IND-enabling studies, with the expected IND filing in Q1/2 2020

1ST PLACE. INNOVATION ACADEMY CATEGORY, ICPIC 2017


ICPIC
2017

- Awarded to the Company's Hong Kong team, led by **Dr. Richard KAO**
- For the revolutionary concept of applying chemical genetics to tackle MRSA infection, which forms the scientific basis of ALS-2, ALS-3 and ALS-4

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

ALS-2 & ALS-3

Additional anti-virulence, non-bactericidal therapeutics for the treatment of infections caused by Gram Positive bacteria

ALS-2 Anti-virulence compound that suppresses multiple unrelated virulence factors in *S. aureus*[1]

ALS-2 rescues mice from MRSA infection[1]



100
50
0
Percent survival
**
0
2
4
6
8
Days
USA300
USA300-ΔclpP
ALS-2-7.6 µg/dose
ALS-2-3.8 µg/dose

ALS-2 reduces virulence gene production[1]



Protein A
α-toxin
50 25 12.5 6.2 3.1 DMSO
Concetration of ALS-2 (µM)

ALS-2 reduces bacterial load in mice[1]



CFU/Kidney
10⁸
10⁷
10⁶
10⁵
10⁴
10³
10²
10¹
10⁰
*
*
*
USA300
USA300-ΔclpP
ALS-2-7.6 µg/dose
ALS-2-3.8 µg/dose

ALS-3 Antibiotic-potentiating compound by using a non-bactericidal approach

1. Proc Natl Acad Sci U S A. 2018 Jul 31;115(31):8003-8008

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

ALS-1 INHIBITS INFLUENZA A NUCLEOPROTEIN (NP)

- NP is the most abundantly expressed protein during the course of an infection[1]. Its primary function is to encapsidate the virus genome for RNA transcription, replication and packaging. It is also a key adapter molecule between virus and host processes[1]
- ALS-1, by targeting NPs, acts upstream of Neuraminidase inhibitors such as Tamiflu, which target the last stage (budding) of the viral life cycle[2]. This novel mechanism distinguishes ALS-1 from all other currently marketed antiviral drugs[3]

ALS-1 outperforms Tamiflu® (oseltamivir, in red) *in vitro* with a lower IC_{50}[2]


PFU relative to controls in the absence of compounds (%)
120
100
80
60
40
20
0
0.01
0.1
1
10
100
Concentration of compounds (μm)
H1N1 (A/WS N/33) with nucleozin
H3N2 (clinical isolate) with nucleozin
H5N1 (A/Vietnam/1 194/04) with nucleozin
H1N1 (A/WS N/33) with oseltamivir

This figure shows the concentration dependence of ALS-1 in reducing the plaque-forming unit (pfu, a measure of number of infectious virus particulates) of human H1N1, H3N2 and H5N1 influenza viruses. The IC_{50} for these viruses is between 0.1-1μM.

ALS-1 inhibited viral growth up to 6 hours after infection, indicating antiviral activities reside on post-entry and post-nuclear events[2]


PFU/ml
1.4e+5
1.2e+5
1.0e+5
8.0e+4
6.0e+4
4.0e+4
2.0e+4
0.0
-1 hr
0 hr
1 hr
2 hr
4 hr
6 hr
8 hr
(+)

This figure shows that MDCK cells were infected and ALS-1 (1 μM) was added before infection (—1 h), at the time of infection (0 h) and at 1, 2, 4, 6 and 8 hour after infection as indicated. (+) control without ALS-1.

1. J Gen Virol. 2002 Apr;83(Pt 4):723-34; 2. Nat Biotechnol. 2010 Jun;28(6):600-5; 3. Refer to the next slide "ALS-1: A Unique Antiviral Therapeutic Against Influenza A".

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

INFLUENZA A

- WHO estimates ~1 billion people are infected and up to 500,000 people die from influenza each year[1]
- There are four types of influenza viruses: influenza A, B, C, D. Influenza A causes the most serious disease in humans and is the most common cause of seasonal flu epidemics and pandemics[1]

TREATMENTS FOR INFLUENZA A[2]

Recommended by the CDC for the 18/19 season

Drug (Trade name)	Class	Mechanism	Route of Administration	Notes
Oseltamivir (Tamiflu)	Neuraminidase inhibitor	Prevents viral release from host cell	Oral	• Most commonly prescribed, oseltamivir (Tamiflu) was approved in 1999[3]. Almost 100% of the 08/09 seasonal H1N1 viruses in the US were resistant to oseltamivir[4,5,6,7,8,9]
Zanamivir (Relenza)			Inhalation / IV	• Resistance against other neuraminidase inhibitors are rapidly rising[10]
Peramivir (Rapivab)			IV	
Baloxavir marboxil (Xofluza)	Cap-dependent endonuclease inhibitor	Prevents viral RNA replication	Oral	• Recently approved in October 2018[11]. According to FDA, baloxavir beat placebo but not oseltamivir (Tamiflu) on the alleviation of symptoms[12]
Adamantanes incl. amantadines and rimantadines	M2 inhibitor	Prevents intracellular uncoating of the virus's shell	Oral	• Not recommended due to >99% resistance among circulating viruses[2]

1. World Health Organization. Influenza (seasonal)—Fact sheet No 211. 2014. www.who.int/mediacentre/factsheets/fs211/en; 2. Influenza Antiviral Medications: Summary for Clinicians. CDC. https://www.cdc.gov/flu/professionals/antivirals/summary-clinicians.htm; 3. https://www.accessdata.fda.gov/drugsatfda_docs/nda/99/21087_Tamiflu.cfm; 4. N Engl J Med. 2006 Nov 23;355(21):2174-7; 5. Science. 2006 Apr 21;312(5772):389-91; 6. N Engl J Med. 2009 Mar 5;360(10):953-6; 7. JAMA. 2009 Mar 11;301(10):1034-41; 8. Science. 2009 Mar 20;323(5921):1560-1; 9. Curr Opin Infect Dis. 2008 Dec;21(6):626-38; 10. Acta Biochim Pol. 2014;61(3):505-8; 11. https://www.accessdata.fda.gov/drugsatfda_docs/nda/2018/210854Orig1s000TOC.cfm; 12. https://www.fda.gov/news-events/press-announcements/fda-approves-new-drug-treat-influenza.

APTORUM

APTORUM

Facilitating Life Science Innovations to Serve Unmet Medical Needs

CLAVES PROJECTS



HUMAN MICROBIOTA

- We live in constant symbiosis with our gut bacteria, and dysbiosis can be the cause to numerous diseases[1]

CLAVES TECHNOLOGY

- The Claves technology is designed to physically modulate the chemical signaling of diseases-causing microbiota[2]
- Highly scalable large molecule technology with over 70 potential therapeutic targets possible for development[2]
- Claves therapeutics bind target chemicals with high affinity and specificity, they are non-absorbable and expected to be free from any systemic toxicity[2,3]
- Multiple candidates under development for various indications[2]

CLS-1: LEAD PROGRAM TARGETING OBESITY

- CLS-1 is the lead program in the Claves projects, intended to target metabolites secreted by the microbiota linked to obesity[2]
- CLS-1 is also shown to modulate gut microbiota population linked to obesity[2,3]
- CLS-1 achieves significant weight loss in a mouse model without affecting the gut mucosa, inflammation, and the functions of the liver and kidneys[2,3]
- Non-absorbable nature of the Claves therapeutics may expedite traditional toxicological studies[2]
- US FDA IND submission and Phase 1 studies expected to commence in Q4 2020

1. Lancet. 2003 Feb 8;361(9356):512-9; 2. Based on Aptorum's internal tests/experimentation and has not yet been verified by clinical trials or third party testing; 3. Data available in this presentation

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM


HUMAN GUT
MICROBIOTA

- Contains **100s of species of microbes**
- Constantly producing **1000s of active metabolites**
- Some metabolites provides immunological and metabolic benefits
- **Dysbiosis (microbial imbalance) is a significant factor in disease**

Source: 1. Lancet. 2003 Feb 8;361(9356):512-9; 2. Science. 2012 Jun 8;336(6086):1268-73; 3. Gastroenterology. 2014 May;146(6):1547-53

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

OBESITY TREATMENT

- First-line intervention for obesity such as dietary change and increased physical activity often fail in the long term[1]
- No consensus regarding the optimal therapy, and existing pharmacotherapy has limited effectiveness and an imperfect safety record[1]
- Gastric bypass surgery is still considered the "gold standard" due to its effectiveness, but only a small fraction of the qualifying population undergoes these procedures because of the associated risks[1,2]

FDA-approved anti-obesity medications (trade name, company)[3]	Mechanism	Common side effects	Other complications
Orlistat (Xenical, Roche)	Reduces fat absorption in the gut	Diarrhea, gas, leakage of oily stools, stomach pain	FDA issued a warning on the possibility of sever liver damage in people taking orlistat. May also cause permanent kidney damage[4]
Lorcaserin (Belviq, Arena)	Suppressing appetite	Constipation, cough, dizziness, dry mouth, feeling tired, headaches, nausea	May cause complications when taken with antidepressants
Phentermine-topiramate (Qsymia, Vivus)		Constipation, dizziness, dry mouth, taste changes, tingling of hands and feet, insomnia	May lead to birth defects
Naltrexone-bupropion (Contrave, Nalpropion)		Constipation, diarrhea, dizziness, dry mouth, headache, increased blood pressure, increased heart rate, insomnia, liver damage, nausea, vomiting	May not use in conjunction with a variety of medications
Liraglutide (Saxenda, Novo Nordisk)		Constipation, diarrhea, nausea, abdominal pain, headache, increased heart rate	May increase chance of developing pancreatitis
Others (phentermine, benzphetamine, diethylpropion, phendimetrazine)		Dry mouth, constipation, insomnia, dizziness, restlessness, headache, raised blood pressure, increased heart rate, feeling nervous	May not use in conjunction with a variety of medications

1. Obes Surg. 2012 Jun;22(6):956-66; 2. J Am Assoc Nurse Pract. 2017 Oct;29(S1):S30-S42; 3. National Institute of Diabetes and Digestive and Kidney Diseases https://www.niddk.nih.gov/health-information/weight-management/prescription-medications-treat-overweight-obesity
4. https://www.forbes.com/sites/melaniehaiken/2012/12/10/popular-weight-loss-drug-may-cause-liver-failure/

CLS-1

- Identified specific microbiota metabolite linked to obesity
- Novel therapeutic that physically modulates microbiota metabolite
- Acts locally in the gut with high affinity and specificity
- Non-absorbable and is expected to be free from any systemic toxicity
- Significant weight loss in an animal study

CLAVES PLATFORM

- Novel platform technology that can be customized to bind a wide variety of microbiota metabolites with high affinity and specificity
- Sustainable pipeline of drug candidates for treatment of multiple indications (see next page)

Microbiota-associated therapeutic targets for various diseases + Claves platform = Sustainable therapeutic pipeline

POSSIBLE INDICATIONS

SYSTEMIC DISEASES		DIGESTIVE DISEASES
Obesity	Renal failure	C. difficile infection
Diabetes	Depression	Colorectal cancer
Fatty liver	Parkinsonism	Inflammatory bowel disease
Cardiovascular diseases	Autistic spectrum disorder	Irritable bowel syndrome

All conclusory statements on this slide are based on Aptorum' s internal tests/experimentation and has not yet been verified by clinical trials or third party testing.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

CLS-1: the lead program in the Claves projects, targeting obesity

MARKET SIZE

13% of the world's adult population were obese in 2016[1]

US$6.1bn Value of the global obesity treatment market in 2018[2]

16.7% CAGR global obesity treatment market (2018-2026)[2]

RECENT DEALS IN OBESITY TREATMENT

- Boehringer Ingelheim committed up to USD 300m to work with Gubra on obesity treatments

COMPETING DRUGS

- CLS-1 is a drug candidate for obesity treatment that achieves its effect by modulating the chemical signaling of gut microbiota. There are no obesity treatment drugs on the market using similar mechanism[3].

1. World Health Organization. Obesity and overweight fact sheet. https://www.who.int/news-room/fact-sheets/detail/obesity-and-overweight; 2. "Obesity Treatment Market To Reach USD 19.90 Billion By 2026 " (2019). Reports And Data. https://www.globenewswire.com/news-release/2019/06/06/1865530/0/en/Obesity-Treatment-Market-To-Reach-USD-19-90-Billion-By-2026-Reports-And-Data.html; 3. To the extent of our knowledge at the time of writing

CLS-1 treatment significantly reduces body weight in mice


CLS-1 given to the animals
Significant weight loss within 2 weeks
Weight (gram)
40
35
30
25
0
20
40
60
Days
Weight Change (gram)
6
4
2
0
-2
-4
Group 1
Group 2
Group 3
Group 1: High-fat diet + CLS-1
Group 2: High-fat diet + control
High-fat diet only

The above data are based on Aptorum's internal tests and has not yet been verified by clinical trials or third party testing.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

Facilitating Life Science Innovations to Serve Unmet Medical Needs

SMART-ACT™ - ORPHAN DRUG REPURPOSING PLATFORM



SMART-ACT™

- Smart-**ACT**™ is a platform technology that repurposes drugs for **orphan diseases with unmet clinical needs**
- Repurposing drugs greatly reduces time and cost of drug development and clinical trials on average from ~12 years[1] to ~4 years[2]
- Orphan Designation may, if obtained, enable the sponsor to obtain a number of advantages for the development of the candidate, including fast track procedures for FDA review and smaller scale clinical trials, including at least 7 years of marketing exclusivity (in parallel to any patent protections)[3]
- Smart-ACT™ has generated **3 ongoing programs with candidate assets in pre-clinical phase**
- **SACT-1**: lead program targeting neuroblastoma, an aggressive cancer in nerve tissues found mostly in children
- Continuously developing new pipeline candidates with potential targets against up to 7,000 orphan diseases

1. JACC Basic Transl Sci. 2016 Jun 27;1(4):277-287; 2. .Average time from FDA application to approval of drug. JACC Basic Transl Sci. 2016 Jun 27;1(4):277-287;
3. https://www.fda.gov/industry/developing-products-rare-diseases-conditions.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

SMART-ACT™: VALUE PROPOSITION


TRADITIONAL DRUG DISCOVERY & DEVELOPMENT
50%[1] SUCCESS
69%[1] SUCCESS
63%[2] SUCCESS
31%[2] SUCCESS
50%[2] SUCCESS
DISCOVERY
PRECLINICAL
PHASE 1
PHASE 2
PHASE 3
APPROVED
ACT
Expedited process relying on existing data of approved drug
Financial incentives from Orphan Drug Designation[3]
~~DISCOVERY~~
~~PRECLINICAL~~
~~PHASE 1~~*
PHASE 2
PHASE 3
APPROVED

*Subject to the FDA' s approval, IND-enabling studies and Phase I for repurposing approved drugs may be expedited

1. Success rate. "Drug Discovery in the 21st Century. How to save time, money and resources while increasing your chances of success." Aptuit. [online]; 2. Success rate. "Clinical Development Success Rates 2006-2015." Biotechnology Innovation Organization (2016). [online]; 3. https://www.fda.gov/industry/developing-products-rare-diseases-conditions.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM


SMARTPHARMA
TIME[2]
-8 YEARS
COST[3]
-90%
PROBABILITY OF SUCCESS[1,4]
3X

CONTINUOUS ASSET PIPELINE

- SMART-ACT™ is screening 2,600 approved drugs against a pool of up to 7,000 orphan diseases
- Targeting 5-10[1] candidates each year to enter clinical trials
- Expecting 1st clinical asset in 2020 and 4 clinical assets in total by 2023
- Exit options include out-licensing and third-party collaborations

1. Clinical Development Success Rates 2006-2015. Biotechnology Innovation Organization (2016). [online]; 2. Average time from FDA application to approval of drug. JACC Basic Transl Sci. 2016 Jun 27;1(4):277-287; 3. Nature. 2016 Jun 16;534(7607):314-6; 4. Repurposed drugs have an approval rate of 30%. "Drug Repurposing and Repositioning: Making New Out of Old." DCAT (2016). [online]

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

CURRENT
Q3 2019

Computer database of chemical structures of 2,600 approved drugs	Screening against 3 major therapeutic targets for neuroblastoma	Candidate validation on *in vitro* neuroblastoma model	**Q4 2019** *In vivo* xenograft efficacy model	**2020** Phase 2/3 trial commencement	**2024** Regulatory approval


12x
20x
14x
3x
1x
1x

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

Facilitating Life Science Innovations to Serve Unmet Medical Needs

DIETARY SUPPLEMENT FOR MENOPAUSAL SYMPTOMS (NLS-2)



NLS-2[1]

- NLS-2 is a dietary supplement for the relief of menopausal symptoms.
- The bioactive component of NLS-2 is DOI, a novel non-hormonal compound extracted from Chinese Yam
- DOI significantly increased estradiol biosynthesis and aromatase expression in granulosa cells *in vitro* and *in vivo* (rat animal model)
- Osteoporosis is frequently associated with menopause. DOI increases the apparent bone mineral density, bone volume fraction and trabecular thickness in an *in vivo* rat model
- DOI acts in a tissue-specific manner. Upregulation of aromatase, an enzyme involved in the production of estrogen, by DOI was found in ovary but not in other tissue
- DOI does not cause toxicity *in vitro* based on cell viability in the MTT assay
- Targeting to launch as a dietary supplement in Q1 2020

TIMELINE

Current progress of pipeline programs → Lead Projects → Other Candidates → Projected timeline

Program	Modality	Indication	Formulation	Commercialisation
DOI (NLS-2)	Supplement	Menopausal symptoms	→	Q4 2019

1. Lancet. 2003 Feb 8;361(9356):512-9; 2. Based on Aptorum's internal tests/experimentation and has not yet been verified by clinical trials or third party testing; 3. Data available in this presentation

LANDSCAPE OVERVIEW AND VALUE PROPOSITION

Menopausal syndrome	• Symptoms include hot flashes, mood disorders, night sweats, depression, nervous tension, and insomnia • Menopause also puts women at increased risk of cardiovascular disease and osteoporosis
Hormone replacement therapy (HRT)	• Hormone replacement therapy restores endogenous estrogen levels using exogenous estrogen and progestin[1,2,3,4] • Effective in relieving menopausal symptoms, however HRT is associated with: • Breast cancer[5,6,7] • Ovarian cancer[5] • Venous thromboembolism[8] • Stroke[8] • Endometrial cancer[9] • Current crisis in shortage of HRT supplies highlights urgent need for alternative treatments[10,11]
Currently available dietary supplements	• A widely-marketed type of dietary supplement for menopausal symptoms are plant-based phytoestrogens (a class of isoflavones)[12], commonly derived from soy, black cohosh and red clover[12] • Evidence for relief of menopausal symptoms is weak, with a large placebo effect observed in most clinical trials[13,14,15,16] • "Among nonprescription remedies, clinical trial results are insufficient to either support or refute efficacy for soy foods and isoflavone supplements (from either soy or red clover), black cohosh, or vitamin E." -2004 statement from the North American Menopause Society[17]
APTORUM DOI supplement	• DOI is a non-toxic novel compound. Proof-of-concept studies demonstrated that DOI stimulated estrogen production via a non-hormonal, tissue-specific mechanism[18] • Aptorum is developing formulation as dietary supplement containing DOI

1. Obstet Gynecol. 2002 Dec;100(6):1209-18; 2. Obstet Gynecol. 2004 Nov;104(5 Pt 1):1042-50; 3. Journal of internal medicine. 256, 361–374. 4. Lancet. 2003; 362:419–427; 5. Womens Health (Lond). 2013 Jan;9(1):59-67; 6. JAMA. 2000; 283:485–491; 7. Lancet. 2003; 362:419–427; 8. J Intern Med. 2004 Nov;256(5):361-74; 9. Obstet Gynecol. 1995 Feb;85(2):304-13; 10. https://www.theguardian.com/society/2019/aug/24/hrt-shortage-uk-women; 11. https://www.bbc.com/news/health-49304163; 12. Front Neuroendocrinol. 2010 Oct; 31(4): 400–419; 13. Mol. Nutr. Food Res. 2009; 53:1084–1097; 14. Inflammopharmacology. 2008; 16:227–229; 15. Expert. Opin. Pharmacother. 2009; 10:1133–1144; 16. J. Nutr. 2003; 133:1983S–1986S; 17. Menopause. 2004; 11:11–33; 18. Sci. Rep. 5, 10179; doi: 10.1038/srep10179 (2015).

1.2bn

- postmenopausal women projected by the year 2030[1]
- **85%** of postmenopausal women experience menopause-related symptoms in their lifetime[2]

USD 2.5 bn

Value of the global menopause treatment market in 2019[3]

USD 17.1 bn

Value of the global isoflavone supplement market in 2019[4]

4.2%

CAGR global menopause treatment market (2017-2023)[3]

1. World Health Technical Report Series . Research on the Menopause in the 1990's, https://apps.who.int/iris/bitstream/handle/10665/41841/WHO_TRS_866.pdf?sequence=1&isAllowed=y; 2. Symptoms during the perimenopause: prevalence, severity, trajectory, and significance in women's lives, https://www.amjmed.com/article/S0002-9343(05)00885-5/fulltext; 3. Calculated based on the forecasted market size of USD 3bn by 2023 and a forecasted CAGR of 4.2% between 2017-2023. Menopause Treatment Market 2019: https://www.reuters.com/brandfeatures/venture-capital/article?id=119980; 4. Isoflavones Market Size To Reach USD 50.06 Billion By 2025. https://www.grandviewresearch.com/press-release/global-isoflavones-market. (Isoflavones are naturally occurring compounds found in a wide variety of plants. The isoflavones supplement market is the main menopausal supplement market.)

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

DOI, a novel bioactive peptide with estrogen-stimulating activity[1]

- Discovered an estrogen-stimulating activity from an extract obtained from the Chinese yam, Dioscorea opposita Thunb
- Identified and isolated a novel bioactive component, DOI, which conferred the estrogen-stimulating activity[1]
- DOI significantly increased estradiol biosynthesis and aromatase expression in granulosa cells
- The upregulation of aromatase, an enzyme involved in the production of estrogen, by DOI was found in ovary but not in other cells/tissues

In vitro **studies show that DOI stimulated estradiol level in rat ovarian granulosa within a specified concentration range.**


(a)
Estradiol Concentration in Granulosa Cell Culture Medium After Treatment of DOI
Estradiol concentration (pg/ml)
2500
2250
2000
1750
**
*
***
Ctl
Forskolin 10μM
DOI 1nM
DOI 10nM
DOI 100nM
(b)
Aromatase
GAPDH
Protein Expression of Ovarian Aromatase in Granulosa Cells After Treatment of DOI
CYP-19/GAPDH
0.25
0.20
0.15
0.10
0.05
0.00
*
**
Ctl
DOI 1nM
DOI 10nM
DOI 100nM
(c)
FSHR
GAPDH
Protein Expression of FSHR in Granulc Cells After Treatment of DOI
FSHR/GAPDH
2.0
1.5
1.0
0.5
0.0
***
***
Ctl
DOI 1nM
DOI 10nM
DOI 100nM

(a) Stimulatory activity of DOI on estrogen biosynthesis in granulosa cells. Protein expression of (b) aromatase and (c) follicle-stimulating hormone receptor (FSHR) in ovarian granulosa cells. Results are expressed as means ± SEM (n = 3). *P < 0.05, **P < 0.01, ***P < 0.001 compared with the control group (unpaired t-test). (Adopted from Science Report (5:10179, 2015))

1. Sci. Rep. 5, 10179; doi: 10.1038/srep10179 (2015). This source applies to all the content on this slide.

DOI and bone density[1]

- DOI in old female SD rats demonstrated an increase in the apparent bone mineral density, bone volume fraction and trabecular thickness by microCT scanning


(a)
Apparent Trabecular Bone Mineral Density of Vertebra L2
mg/cc
Ctl
2.5mg/kg DO
5mg/kg DO
10mg/kg DO
Premarin
(b)
Bone Volume Fraction of Vertebra L2
Bone Volume Fraction
(c)
Trabecular Number of Vertebra L2
1/mm
(d)
Trabecular Thickness of Vertebra L2
mm

(a) Serum estradiol, (b) apparent trabecular bone mineral density, (c) bone volume fraction of Sprague Dawley rats after treatment with DOI for 2, 4, and 6 weeks. Results are expressed as means ± SEM (n = 6; except Premarin group, where n = 3). *p < 0.05, **p < 0.01 compared with the control group (unpaired t-test).

1. Sci. Rep. 5, 10179; doi: 10.1038/srep10179 (2015). This source applies to all the content on this slide

REGULATORY INFORMATION


Canada
Traditional Chinese Medicine (TCM)
United States
Dietary Supplement
Europe / UK
Food Supplement
PRC
Dietary Supplement
HONG KONG
Health Food

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

NLS-1: TREATMENT OF ENDOMETRIOSIS WITH A NON-HORMONAL APPROACH


Fallopian tube
Uterus
Ovary
Vagina

In *in vivo* rat models, DOI is shown to stimulate estradiol level and induce estrogen-related gene expressions[1]

A chronic gynecological disorder affecting 10% of woman during reproductive ages with 176 million known cases worldwide[1]

Medical Problem[2]

- chronic pelvic pain
- dysmenorrhea
- Infertility ectopic pregnancy
- miscarriage

1. Endometriosis.org: Facts about endometriosis, http://endometriosis.org/resources/articles/facts-about-endometriosis/; 2. J Assist Reprod Genet. 2010 Aug;27(8):441-7.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM


Ectopic
endometrial cells
DC
NK
T
T
T
Immune
clearance
Proliferating
endometrial cells
Mϕ
Treg
Surviving
endometrial cells
Proliferation
Adhesion
Angiogenesis
Peritoneal lining
(ovary, oviduct, ligaments, bowels, etc)

The areas of endometriosis bleed, resulting in inflammation and scarring[2]



1. The figure is modified from Hum Reprod Update. 2011 Nov-Dec;17(6):829-47; 2. J Assist Reprod Genet. 2010 Aug;27(8):441-7.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

NLS-1: A POTENT ANTI-ANGIOGENESIS AGENT FOR ENDOMETRIOSIS IN MICE



Saline
Vitamin E
EGCG
pro-EGCG
In Situ
Sections
lesion size (mm3)
lesion weight (mg)
12
10
8
6
4
2
0
Saline
Vitamin E
EGCG
pro-EGCG



Saline
Vitamin E
EGCG
pro-EGCG
Cellvizio
µCT
CD31/αSMA

Studies utilizing mouse endometriosis models demonstrated that administration of NLS-1 resulted in greater reductions in the size and weight of lesions than Vitamin E, EGCG or the control without any treatment molecule.

Studies utilizing mouse endometriosis models demonstrated that administration of NLS-1 resulted in greater reductions in angiogenesis than Vitamin E, EGCG or the control without any treatment molecule.

All content on this slide is adapted from Angiogenesis. 2013 Jan;16(1):59-69.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM



Vehicle / EGCG / Pro-EGCG / GnRH /PTK787
Vehicle
250%
200%
150%
100%
50%
0%
Change in the Lesion Size (%)
Week 0
Week1
Week2
Week3
Week4
Week5
Week6
Week7
Week8
Week9
Week10
Week11
Week12
Time (week)
0
25 QD
25 BID
25 TID
50 QD
50 BID
50 TID
100 QD
100 BID
100 TID
GnRH
PTK787
EGCG ip
EGCG po
NLS-1
(Pro-EGCG at different doses and dosing schedule)

Comparison of the efficacy of different treatment in an experimental endometriosis model

The above data are based on Aptorum's internal tests and has not yet been verified by clinical trials or third party testing.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

APPENDIX

RECENT BUSINESS UPDATE

SEPTEMBER 9, 2019

Aptorum Group has initiated IND-enabling studies for its ALS-4 small molecule candidate against *S. aureus* including MRSA

Aptorum Group commenced the preclinical development of two novel drug candidates, CLS-1 and SACT-1, for indications in Obesity and Neuroblastoma respectively

May 6, 2019

Aptorum Group's Subsidiary, Claves Life Sciences Limited, established a novel therapeutic platform for treatment of various diseases via modulation of the chemical signaling relating to gut microbiota

April 24, 2019

Aptorum Group, Aeneas Capital Limited, and A*ccelerate Technologies Pte Ltd, the enterprise office of the Agency for Science, Technology and Research (A*STAR), signed a USD 90 million agreement to co-create local deep tech start-ups in the healthcare and life sciences sector

April 24, 2019

Aptorum Group established Smart Pharma to focus on computational repurposed drug discovery for orphan and unmet diseases

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

ALS-4: PROJECTED SALES

A highly-specific, anti-virulent drug candidate[1], ALS-4's pricing will be in contrast with the low pricing of generic antibiotics (e.g. vancomycin)[2]

Invasive MRSA[3]	US	EU	PRC	JP	RoW	Global
Infection rate	0.029%	0.029%	0.029%	0.029%	0.029%	0.029%
Treatment penetration rate	100%	100%	80%	100%	30%	50%
Peak patient volume share	80%	70%	50%	80%	50%	57%
ASP at launch (USD)	20,000	10,000	6,000	10,000	3,000	7,705
Patients covered at peak sales ('000)	86	159	222	28	266	762
Peak sales (USDm)	1,716	1,594	1,335	284	799	5,722

S. Aureus excl. invasive MRSA[3]	US	EU	PRC	JP	RoW	Global
Infection rate	0.036%	0.036%	0.036%	0.036%	0.036%	0.036%
Treatment penetration rate	100%	100%	80%	100%	30%	50%
Peak patient volume share	20%	15%	10%	20%	5%	10%
ASP at launch (USD)	20,000	10,000	6,000	10,000	3,000	9,067
Patients covered at peak sales ('000)	26	42	55	9	33	165
Peak sales (USDm)	529	421	329	87	99	1,465

1. MBio. 2017 Sep 5;8(5). pii: e01224-17 and based on Aptorum's internal tests/experimentation and has not yet been verified by clinical trials or third party testing; 2. P T. 2016 Feb; 41(2): 126–128;
3. All projected figures on this slide are internal estimates.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

INCOME STATEMENT SUMMARY (U.S. GAAP)[1]

	SIX MONTHS ENDED JUNE 30 (UNAUDITED)		YEAR ENDED DECEMBER 31, 2018	MARCH 1, 2017 THROUGH DECEMBER 31, 2017
	2019	2018		
	USD	USD	USD	USD
Revenue	239,792	26,662	383,450	-
Research and development expenses	(2,714,217)	(1,342,179)	(3,101,432)	(2,560,323)
General and administrative fees	(3,232,916)	(2,238,025)	(4,919,626)	(1,480,093)
Legal and professional fees	(2,008,774)	(1,063,032)	(1,811,770)	(1,395,490)
Net loss attributable to Aptorum Group Limited	(9,088,471)	(5,488,372)	(14,831,723)	(2,547,462)
Net loss per share – basic and diluted	(0.31)	(0.20)	(0.53)	(0.09)
Interest (expense) income, net[2]	(3,678,566)	(301,362)	(4,458,191)	44,269
Depreciation and amortization	(585,701)	(209,267)	(682,902)	(58,903)
Share based compensation expenses	(593,806)	-	-	-

Notes:

1. The following slide contains selected information for the Company's income statement. Please see the Company's most recently filed Form 20-F and Form-1/A for the Company's complete financial statements.

2. During the six months ended June 30, 2019 and year ended December 31, 2018, the net interest expenses included USD 3.1 M and USD 2.4 M, respectively, amortization of beneficial conversion feature which are non-cash items.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

SELECTED BALANCE SHEET ITEMS (U.S. GAAP)[1]

	June 30 2019 (unaudited)	December 31 2018	December 31 2017
	USD	USD	USD
Cash, restricted cash and marketable securities	6,135,837	27,121,576	18,698,455
Total current assets	7,742,644	28,722,941	20,283,399
Property, plant and equipment, net	5,777,657	4,260,602	346,587
Total assets	24,730,370	45,074,640	31,559,982
Convertible debts	-	(10,107,306)	(480,000)
Warrant liabilities	-	(753,118)	-
Total current liabilities	(597,141)	(12,184,865)	(1,330,734)
Total liabilities	(718,082)	(12,328,738)	(1,330,734)
Total equity attributable to the shareholders of Aptorum Group Limited	24,942,586	33,114,435	30,243,293
Working Capital[2,3]	7,145,503	16,538,076	18,952,665

Notes:

1. The following slide contains selected information for the Company's balance sheets. Please see the Company's most recently filed form 20-F and Form F-1/A for the Company's complete financial statements.
2. Current assets less current liabilities.
3. As of September 2019, Aptorum Group has access to over USD15m in working capital from shareholder support

APTORUM

APTORUM

APTORUM GROUP LIMITED
investor.relations@aptorumgroup.com

T +852 2117 6611

F +852 2850 7286